Contact

www.linkedin.com/in/brianpark
(LinkedIn)

Top Skills

Multivariate Testing
Product Management
Start-ups

Brian Park

CEO at Skillest, 95th employee at Yahoo, Co-founder Yahoo! Messenger
San Francisco Bay Area

Summary

* CEO of Skillest, Inc.
* Co-founder of Yahoo! Messenger and early Yahoo!
* Entrepreneur, builder, growth hacker, and problem solver

Experience

Skillest
Chief Executive Officer
2021 - Present (1 year)

Skillest is the leader in remote golf instruction. Skillest enables golf instructors to build an online coaching business and teach students anywhere in the world.

Skillest enables golfers to have a golf coach in their pocket. Ask questions anytime, get lessons without scheduling hassles, and learn from the best at affordable rates.

PokerCoaching.com (Jonathan Little, Inc)
Chief Operating Officer
2018 - 2020 (2 years)

* Launched PokerCoaching Premium and migrated business model to subscriptions.
* Grew business to thousands of paying members and increased revenue by 300% in 2 years.

Plays.tv
Vice President of Growth
2016 - 2018 (2 years)

* Responsible for growth, marketing, parternships and customer service teams.

Smart Data Media
Co-Founder

2015 - 2016 (1 year)

* Co-founded affiliate marketing business. Developed campaigns resulting in $60,000 / day in hotel reservations for Orbitz

Seventh Sense
CEO and Founder
2009 - 2016 (7 years)

* Ran digital marketing business with focus on health and beauty, financial services, software, and educational products.
* Developed educational apps and games for iOS and Android devices.

Winzy LLC
Founder
2005 - 2007 (2 years)

* Launched company, hired team, and led product and marketing.

Xfire
Sr Director Product Management and Marketing
2004 - 2005 (1 year)

* Managed product roadmap and communications

Yahoo
6 years

Director of Product Management
2001 - 2002 (1 year)

* Led payments platforms, including PayDirect, Billing, and Wallet.

Senior Producer
1999 - 2001 (2 years)

* Led communication services including Yahoo! Messenger, Chat, Greetings and Personals.

Producer
1996 - 1999 (3 years)

* Co-founder for Yahoo! Messenger. Managed Yahoo! Classifieds and Yahoo! Los Angeles.

Los Angeles Times
Marketing and Planning Analyst
1996 - 1996 (less than a year)

* Built financial models and provided marketing support for sales managers

Credit Suisse
Financial Analyst, Investment Banking
1993 - 1995 (2 years)

* Developed financial models, prepared sales books and attended roadshows for clients

Education

University of California, Berkeley
MBA, Haas School Of Business · (2002 - 2004)

Wesleyan University
BA · (1989 - 1993)

Harvard-Westlake School
· (1983 - 1989)